Filed by InterXion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: InterXion Holding N.V.

Filer’s SEC File No.: 001-35053

Press release 14 February 2020

Leading Independent Proxy Advisory Firm ISS Recommends InterXion

Shareholders Vote “FOR” All Proposals Related to Proposed Stock-for-Stock Combination with Digital Realty

InterXion Urges Shareholders to Vote “FOR” All Merger-Related Proposals Today

Amsterdam – 14 February 2020 - InterXion Holding N.V. (NYSE: INXN), a leading European provider of carrier and cloud-neutral colocation data centre services, today announced that leading independent proxy advisory firm, Institutional Shareholder Services (“ISS”), recommends that InterXion shareholders vote “FOR” all proposals related to the Company’s proposed strategic stock-for-stock combination with Digital Realty Trust, Inc. (NYSE: DLR) at the Extraordinary General Meeting of InterXion (the “EGM”) scheduled for 27 February 2020.

At the EGM, InterXion shareholders will consider proposals related to the reorganization of InterXion following completion of Digital Realty’s exchange offer for InterXion shares. The exchange offer is the process by which InterXion’s shareholders are being offered the opportunity to exchange their shares. The proposals to be voted on at the EGM are in respect of customary Dutch transaction formalities to be taken following the completion of the exchange offer which enable Digital Realty to become the sole owner of all of InterXion’s business operations after successfully completing the exchange offer.

In recommending that InterXion shareholders vote “FOR” all proposals to be presented at the EGM, ISS noted in its report dated 14 February 2020, “Approval of the presented resolutions would allow shareholders to retain the optionality of tendering their shares into the offer”1.

[1]	Permission to use neither sought nor obtained.

Press release 14 February 2020

David Ruberg, InterXion’s Chief Executive Officer, said, “We are pleased that ISS supports the Board’s recommendation that shareholders vote “FOR” all proposals to be voted on at the EGM, which, if approved, will enable the process to proceed and InterXion’s shareholders to decide about the proposed transaction via the exchange offer. In an evolving data center industry where customers are increasingly demanding partners that provide global scale, we believe this combination will significantly de-risk our future growth prospects while enabling the expansion of our communities of interest strategy across a global customer base. Together with Digital Realty, we will have the global footprint, enhanced scale and financial resources to effectively compete with other leading data center operators, and will generate new revenue and growth opportunities which InterXion could not access as a standalone business. The Board unanimously believes that the proposed combination with Digital Realty provides significant strategic, financial and operational benefits to InterXion and represents the best path forward to unlocking significant value for all stakeholders.”

Guggenheim Securities is acting as financial advisor and rendered a fairness opinion to InterXion, and Moelis & Company also rendered a fairness opinion to InterXion. Debevoise & Plimpton LLP and Greenberg Traurig, LLP (Amsterdam) are acting as legal advisors to InterXion.

The Extraordinary General Meeting of InterXion is scheduled to take place on 27 February 2020, beginning at 10:00 a.m. Central European Time. The meeting will be held at the Novotel Hotel, Taurusavenue 12, 2132 LS Hoofddorp, The Netherlands. All shareholders of record of InterXion ordinary shares as of the close of business on 30 January 2020 will be entitled to vote their shares either in person or by proxy at the Extraordinary General Meeting. A proxy statement containing the InterXion Board’s recommendation that shareholders vote in favor of the proposals to be considered at the Extraordinary General Meeting is available at https://investors.interxion.com/egm.

Press release 14 February 2020

InterXion shareholders who need assistance in completing the proxy card, need additional copies of the proxy materials, or have questions regarding the Extraordinary General Meeting of InterXion may contact InterXion’s proxy solicitor:

Innisfree M&A Incorporated

Phone: (888) 750-5834 (from the U.S. and Canada)

Banks & Brokers: (212) 750-5833

About InterXion

InterXion Holding N.V. (NYSE: INXN) is a leading provider of carrier and cloud-neutral colocation data centre services in Europe, serving a wide range of customers through more than 50 data centres in 11 European countries. InterXion’s uniformly designed, energy efficient data centres offer customers extensive security and uptime for their mission-critical applications. With over 700 connectivity providers, 21 European Internet exchanges, and most leading cloud and digital media platforms present across its footprint, InterXion has created connectivity, cloud, content and finance hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Press release 14 February 2020

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, on December 5, 2019, Digital Realty filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that included a proxy statement of Digital Realty, which also constitutes a prospectus of Digital Realty. The Registration Statement was amended on January 7, 2020 and January 24, 2020 and was declared effective by the SEC on January 27, 2020. On January 29, 2020, Digital Realty caused its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter InterXion filed a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the SEC. Also, in connection with the exchange offer, on January 29, 2020, Digital Realty mailed a definitive proxy statement/prospectus to shareholders of Digital Realty and InterXion. The solicitation and offer to purchase InterXion’s ordinary shares is only being made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that Digital Realty or InterXion may file with the SEC and send to Digital Realty’s or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE EXCHANGE OFFER, WE URGE INVESTORS OF DIGITAL REALTY AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO

Press release 14 February 2020

PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DIGITAL REALTY AND INTERXION WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT DIGITAL REALTY, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors may obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by Digital Realty and InterXion with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Digital Realty’s website (http://www.digitalrealty.com) or by contacting Digital Realty’s Investor Relations Department at (415) 848- 9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.

Participants in the Solicitation

Digital Realty, InterXion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Digital Realty’s and InterXion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of Digital Realty is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of InterXion and their ownership of InterXion ordinary shares is set forth in InterXion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests are set forth in the Registration Statement and proxy statement/prospectus and other materials filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Press release 14 February 2020

Note Regarding Forward-Looking Statements

Digital Realty and InterXion caution that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of Digital Realty, InterXion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of Digital Realty and InterXion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which Digital Realty and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of Digital Realty and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance

Press release 14 February 2020

on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) Digital Realty’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q, and (ii) InterXion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and subsequent reports on Form 6-K. This communication reflects the views of Digital Realty’s and InterXion’s management as of the date hereof. Except to the extent required by applicable law, Digital Realty and InterXion undertake no obligation to update or revise any forward-looking statement.

Investors

Jim Huseby

Investor Relations

(813) 644-9399

IR@interxion.com

Media

Matt Sherman / Mahmoud Siddig

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449